UTZ BRANDS, INC.
Amended and Restated Clawback and
Forfeiture Policy Effective August 28, 2020
Amended September 14, 2023
Effective October 2, 2023

WHEREAS, Utz Brands, Inc., a Delaware corporation (“Utz,” and together with its subsidiaries and affiliates, the “Company”) initially adopted the Utz Brands, Inc. Clawback and Forfeiture Policy, effective August 28, 2020 (the “Initial Policy”).
WHEREAS, pursuant to Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) the Securities and Exchange Commission (the “Commission”) adopted final rules relating to listing standards for recovery of Erroneously Awarded Compensation on October 26, 2022 (the “Final Rules”) and caused the New York Stock Exchange (“NYSE”) to adopt Section 303A.14 of the NYSE Listed Company Manual (together with the Final Rules, the “Recoupment Rules”).
WHEREAS, the Company amended the Initial Policy and restated it as follows (the “Policy”) as of the date first set forth above (the “Effective Date”) to, among other things, bring the Policy into compliance with the Recoupment Rules.
I.Purpose. The Company is committed to conducting business with integrity in accordance with high ethical standards and in compliance with all applicable laws, rules and regulations. This includes the Company’s commitment to comply with all laws, rules and regulations, including those applicable to the accuracy of the Company’s publicly reported financial information. As a result, the Board of Directors of the Company (the “Board”) has adopted this Policy, which provides for the recoupment and/or forfeiture of erroneously awarded incentive-based compensation in the event of an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws or other executive egregious misconduct that has a substantial detrimental effect on the Company.
II.Administration. This Policy shall be administered by the Board, provided that the Compensation Committee of the Board (the “Committee” and such administrating body, the “Administrator”) shall administer all determinations made under this Policy. Except as limited by law, the Administrator shall have full power, authority, and sole and exclusive discretion to construe, interpret and administer this Policy. Any determinations made by the Administrator shall be made in its sole discretion and shall be final, conclusive and binding on all affected individuals.
III.Covered Executives; Compensation Covered.
a.This Policy shall cover the Company’s current and former chief executive officer, president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice president of the Company in charge of a principal business unit, division or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company (the “Covered Executives”).

For the avoidance of doubt, executive officers of the Company’s parent(s) or subsidiaries are deemed executive officers of the Company if they perform such policy making functions for the Company. Policy-making function is not intended to include policy-making functions that are not significant.
b.The Policy shall apply to any compensation that is granted, earned or vested to a Covered Executive based wholly or in part on the attainment of a Financial Reporting Measure (as defined below) (“Incentive-Based Compensation”).1
c.“Financial Reporting Measures” are measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. A Financial Reporting Measure need not be presented within the financial statements or included in a filing with the Commission. Financial Reporting Measures include, without limitation, the following measures and measures derived from:
•Revenues or net sales;
•Gross profit;
•Net income;
•Operating income;
•Profitability of one or more reportable segments, as disclosed in a financial statement footnote;
•Financial ratios, such as accounts receivable turnover and inventory turnover rates;
•Earnings before interest, taxes, depreciation, and amortization (EBITDA) and adjusted EBITDA;
•Funds from operations and adjusted funds from operations;
•Liquidity measures, such as working capital, operating cash flow, leverage ratio;
•Return measures, such as return on invested capital or return on assets;
•Earnings measures, such as earnings per share;
•Cost per employee, where cost is subject an accounting restatement;
•Any of such Financial Reporting Measures relative to a peer group, where the Company’s financial reporting measure is subject to an accounting restatement; and
•Tax basis income.
In addition, “Financial Reporting Measures” may also include stock price and total
1 For example, if attainment of such compensation is granted, earned or vested based wholly or in part on the attainment of a Financial Reporting Measure, Incentive-Based Compensation may include the following types of awards:
•Annual bonuses and other short- and long-term cash incentives.
•Stock options.
•Stock appreciation rights.
•Restricted stock.
•Restricted stock units.
•Performance stock units.
•Performance shares.

shareholder return.
d.For purposes of this Policy, Incentive-Based Compensation is deemed to be “Received” in the Company’s fiscal period during which the financial reporting measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
IV.Authority to Recoup Incentive-Based Compensation
a.Financial Restatement.
i.    In the event the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, then the Administrator will recover reasonably promptly the amount of erroneously awarded Subject Incentive- Based Compensation. “Subject Incentive-Based Compensation” means all Incentive-Based Compensation Received by a person (A) after beginning service as an executive officer; (B) who served as an executive officer at any time during the performance period for that Incentive-Based Compensation; (C) while the Company has a class of securities listed on a national securities exchange registered as such under Section 6 of the Exchange Act or a national securities association of brokers and dealers registered as such under Section 15A of the Exchange Act; and (D) during the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement as described in this paragraph2 (the “Look-back Period”); provided that in the event the Company changes its fiscal year that results in a transition period of fewer than nine (9) months occurring within or immediately following those three completed fiscal years, the Look-back Period will be extended to apply to such transition period; provided further that a transition period of nine to 12 months will be deemed a completed fiscal year. For the avoidance of doubt, Subject Incentive-Based Compensation will only be Subject Incentive- Based Compensation if all of the conditions in (A)-(D) above are met.
ii.In addition, the Chief Executive Officer and Chief Financial Officer of the Company shall disgorge to Utz any profits realized from the sale of securities during the 12-month period following the first public issuance or filing with the Commission (whichever first occurs) of the financial document embodying such financial reporting requirement.
iii.For the avoidance of doubt, a financial restatement for purposes of this Policy shall not include any restatement required due to changes in accounting rules or
2 For example, if the Company concludes in November 2025 that a restatement of previously issued financial statements is required and filed the restated financial statements in February 2026, the Look-back Period under this example would extend to fiscal years 2022, 2023 and 2024.

standards or changes in applicable law, including as a result of (i) retrospective application of a change in accounting principles; (ii) retrospective revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) retrospective reclassification due to a discontinued operation; (iv) retrospective application of a change in reporting entity, such as from a reorganization of entities under common control; (v) to the extent the Company files financial statements subject to the International Accounting Standards, retrospective adjustment to provisional amounts in connection with a prior business combination; (vi) retrospective revision for stock splits, reverse stock splits, stock dividends or other changes in capital structure; or (vii) to the extent permitted by applicable law, any restatement that in the discretion of the Administrator, after considering the best interest of Utz’s stockholders, does not require recoupment of Incentive-Based Compensation.
b.Inaccurate Performance Calculation. If the Administrator determines that Incentive- Based Compensation was based on performance achievement that was calculated by the Company in a materially inaccurate manner, the Administrator may require the Covered Executive to reimburse the Company for all or a portion of the Incentive-Based Compensation Received by such Covered Executive during the three-year period preceding the date of the finding of the materially inaccurate performance calculation.
V.Egregious Conduct.
a.If the Administrator determines that the Covered Executive has engaged in egregious conduct that is substantially detrimental to the Company (whether financially, reputationally or otherwise), the Administrator may require the Covered Executive to reimburse the Company for all or a portion of the Incentive-Based Compensation received by such Covered Executive during the three-year period preceding the date on which the Company discovers such conduct.
b.“Egregious conduct substantially detrimental to the Company” shall mean any one of the following:
i.any act or omission which would constitute “Cause” for termination under the terms of a Covered Executive’s employment agreement, offer letter, or other applicable Company agreement or plan, including any equity incentive plan, cash bonus plan, severance, award agreement or similar plan adopted by the Company (each, an “Employment Arrangement”);
ii.the material breach of a written policy applicable to the Covered Executive, including, but not limited to, the Utz’s Code of Business Conduct and Ethics, as then in effect;
iii.egregious misconduct by the Covered Executive including, but not limited to, fraud, criminal activities, falsification of Company records, theft, violent acts or threats of physical violence, or a violation of law, unethical conduct or inappropriate behavior that causes substantial reputational harm to the Company or exposes the Company to substantial legal liability; or

iv.the commission of an act or omission which causes the Covered Executive or the Company to be in violation of federal or state securities laws, rules or regulations.
VI.Recoupment Amount
a.Financial Restatement.
i.In the event the recoupment is triggered by a financial restatement pursuant to Section IV.a, then the recoupment amount shall be the amount (such amount, the “Erroneously Awarded Compensation”) of the Subject Incentive-Based Compensation Received by the Covered Executive that exceeds the amount of Incentive-Based Compensation that otherwise would have been received by such Covered Executive had it been determined based on the restated amounts (in each case, calculated without regard to any taxes paid). For Subject Incentive-Based Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an accounting restatement:
1.The amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the Incentive-Based Compensation was received; and
2.The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.
ii.For purposes of determining the relevant recovery period, the date that the Company is required to prepare an accounting restatement as described in Section IV.a of this Policy is the earlier to occur of:
1.The date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement as described in Section IV.a of this Policy; and
2.The date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement as described in Section
IV.a of this Policy.
iii.Notwithstanding the requirement to recover erroneously awarded compensation pursuant to Section VI.a.i of this Policy, the Administrator may decide not to recover such Erroneously Awarded Compensation if:
1.The Committee, or in the absence of the Committee, a majority of the “independent” members of the Board, as determined under Rule 303A.02 of the NYSE Listed Company Manual, as then in effect, has made a determination that recovery would be impracticable; and
2.Either
a.The direct expense paid to a third party to assist in recouping such excess Incentive-Based Compensation would exceed the amount to be recovered; provided that before the Administrator may conclude that it would be impracticable to recover any such amount, the Company must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover, and provide that documentation to any securities exchange on which the Company's securities are listed in accordance with the Recoupment Rules; or
b.Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the Internal Revenue Code of 1986, as amended, and regulations thereunder.
b.Inaccurate Performance Calculation.
i.In the event the recoupment is triggered because the performance achievement of the Incentive-Based Compensation was calculated in a materially inaccurate manner, then the applicable recoupment amount shall be the amount of the Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive-Based Compensation that otherwise would have been received by such Covered Executive based on the correct calculation of performance achievement.
ii.The Administrator may in its discretion forego recoupment under this Section
VI.b if the aggregate direct costs of seeking recovery from a Covered Executive would exceed the amount of the Incentive-Based Compensation sought to be recovered or would violate applicable law.
c.Egregious Conduct.
i.In the event the recoupment is triggered by egregious conduct substantially detrimental to the Company by the Covered Executive, then the Administrator shall determine the amount of Incentive-Based Compensation to recoup from such Covered Executive based on the following factors:
1.the amount of the Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive-Based Compensation that otherwise would have been received or granted had the Covered Executive’s egregious conduct substantially detrimental to the Company been known;

2.the relative fault or degree of involvement by the Covered Executive;
3.the relative impact of the Covered Executive’s conduct on the Company and the magnitude of any restatement, loss or variance from budget or plan; and
4.any other facts and circumstances determined relevant by the Administrator, in its sole discretion.
ii.The Administrator may in its discretion forego recoupment under this Section
VI.c if the aggregate direct costs of seeking recovery from a Covered Executive would exceed the amount of the Incentive-Based Compensation sought to be recovered or would violate applicable law.
VII.Method of Recoupment or Forfeiture. The Administrator shall determine, in its sole discretion, the method for recouping or cancelling, as the case may be, Incentive-Based Compensation hereunder, which may include, without limitation, any one or more of the following:
a.requiring reimbursement of cash Incentive-Based Compensation previously paid;
b.seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards;
c.cancelling or rescinding some or all outstanding vested or unvested equity-based awards;
d.adjusting or withholding from unpaid compensation or other set-off;
e.cancelling or setting-off against planned future grants of equity-based awards; or
f.any other method permitted by applicable law or contract.
VIII.Not Exclusive. Any recoupment, forfeiture, or cancellation under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other Employment Arrangement and any other legal rights or remedies available to the Company.
IX.No Indemnification. The Company shall not indemnify or agree to indemnify any Covered Executive against the loss of erroneously awarded compensation subject to this Policy nor shall the Company pay or agree to pay any insurance premium to cover the loss of erroneously awarded compensation.
X.Effective Date. The effective date of this Policy is the date first written above and shall apply to all Incentive-Based Compensation that is approved, awarded or granted to Covered Executives on or after the effective date.
XI.Acknowledgement by Covered Executives. The Company shall provide notice and seek written acknowledgement of this Policy in the form of Annex A from each Covered Executive as soon as practicable after the later of (i) the effective date and (ii) the date on which the person is designated as a Covered Executive, provided that failure to obtain such acknowledgement shall have no impact on the enforceability of this Policy.
XII.Amendments. The Board may amend, modify or terminate this Policy in whole or in part at any time in its sole discretion and may adopt such rules and procedures that it deems necessary or appropriate to implement this Policy or to comply with applicable laws and regulations.
XIII.Validity and Enforceability. The provisions in this Policy are intended to be applied to the fullest extent of the law. To the extent that any provision of this Policy is found to be unenforceable or invalid under any applicable law, such provision shall be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to applicable law. The invalidity or unenforceability of any provision of this Policy shall not affect the validity or enforceability of any other provision of this Policy.
XIV.Compliance with Recoupment Rules. To the extent applicable, this Policy shall be deemed automatically amended to comply with, Section 10D of the Exchange Act, as it may be amended from time to time, and any related rules or regulations promulgated by the Commission or the NYSE.

ANNEX A ACKNOWLEDGMENT, CONSENT AND AGREEMENT
I acknowledge that I have received and reviewed a copy of the Utz Brands, Inc. Amended and Restated Clawback and Forfeiture Policy (as may be amended from time to time, the “Policy”) and agree to be bound by and subject to its terms and conditions for so long as I am a “Covered Executive” under the Policy. I further acknowledge, understand and agree that, as a Covered Executive, the Policy could affect the compensation I receive or may be entitled to receive from Utz Brands, Inc. or its subsidiaries under various agreements, plans and arrangements with Utz Brands, Inc. or its subsidiaries.
Signed:
Print Name:
Date: